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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                      NOTIFICATION OF LATE FILING (AMENDED)

                                  (Check One):
 X Form 10-K        Form 20-F      Form 11-K      Form 10-Q      Form N-SAR
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          FOR THE PERIOD ENDED:  June 30, 1995
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          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print of Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part III (Items 10-13)
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PART I - REGISTRANT INFORMATION

SOLV-EX CORPORATION
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Full Name of Registrant


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Former Name if Applicable

500 Marquette N.W., Suite 300
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Address of Principal Executive Office

Albuquerque, New Mexico 87102
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form ii-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant, Solv-Ex Corporation, has been unable to complete preparation and filing of Part III of its Form 10-K for the fiscal year ended June 30, 1995, because (i) Part III incorporates by reference the registrant's definitive proxy statement for an Annual Meeting of Shareholders to be held December 15, 1995; and (ii) the proxy statement (or Part III of the Form 10-K filed by amendment) must be electronically filed and the registrant is still in process of converting its systems (and completing arrangements with consultants) to accommodate the electronic filing requirements. The Registrant represents that the minor delay in filing resulting therefrom could not have been eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

  Herbert M. Campbell II           505                     243-7701
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         (Name)                (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes       [ ]  No
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes       [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Solv-Ex Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  OCTOBER 31, 1995            By  /s/ Herbert M. Campbell II
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                                        Herbert M. Campbell II
                                        Senior Vice President


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